Exhibit 8.1

List of Subsidiaries

(as of September 30, 2024)

Name	Jurisdiction of Organization
Globavend Associates Limited	British Virgin Islands
Globavend (HK) Limited	Hong Kong
Globavend Warehouse Limited	Hong Kong